VIA EDGAR

April 23, 2007

Re:	MasterCard Incorporated
Preliminary Proxy Statement on Schedule 14A
File No. 001-32877

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated, we are providing the following response to the Staff’s comment letter dated April 23, 2007 regarding the above-referenced preliminary Proxy Statement filed with the Securities and Exchange Commission on April 10th, 2007.

To assist your review, we have re-typed the text of the Staff’s comment in italics below. Our response is based upon information provided to us by MasterCard.

Item 13 of Schedule 14A

We note that one of the matters on which you will ask shareholders to vote is an amendment to your Articles of Incorporation making certain changes to, among other things, the redemption rights of Class B Common Stock holders. Since this amendment if approved will result in a modification to the rights of Class B holders, as contemplated by Item 12 of Schedule 14A, please tell us why you believe that you are not required to include financial statements in your proxy statement pursuant to Item 13(a) of Schedule 14A.

MasterCard respectfully submits that it is not required to include in the Proxy Statement the information prescribed by paragraph (a) of Item 13 of Schedule 14A. While the proposed amendment to Section 4.3 of MasterCard’s amended and restated certificate of incorporation (the “Proposal”) would, if adopted, result in the modification of the terms of MasterCard’s Class B common stock, Instruction No. 1 to

Securities and Exchange Commission	-2-	April 23, 2007

Item 13 provides that “[n]otwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item, not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” For the reasons discussed below, information prescribed by paragraph (a) of Item 13 is not material (and would not be meaningful) to a stockholder for the exercise of prudent judgment in regard to the Proposal.

The Proposal, if adopted, would effect several modifications to the terms of MasterCard Incorporated’s Class B common stock, most significantly permitting the holders of these shares in certain circumstances to convert such shares into an equal number of shares of Class A Common Stock prior to May 31, 2010, which is the date upon which such shares of Class B Common Stock are currently entitled to be so converted. The Class A Common Stock and Class B Common Stock are identical in terms of their economic rights, although the Class B Common Stock is generally non-voting.

Importantly, adoption of the Proposal will have no impact on MasterCard’s financial statements – i.e., the adoption of the Proposal will not result in any accounting entries by MasterCard. Moreover, any conversion of shares of Class B common stock into shares of Class A common stock would only result in reclassification of immaterial amounts within Stockholders’ Equity from Class B common stock to Class A common stock, without any change to Total Stockholder’s Equity or to assets or liabilities or to the statements of operations or cash flows. In these circumstances, Article 11 of Regulation S-X would not require the presentation of any pro forma financial information in the Proxy Statement and we believe the inclusion of the additional historical and other financial- and accounting-related information prescribed by paragraph (a) of Item 13 would not provide any meaningful or material information for the exercise of prudent judgment in regard to the Proposal.

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Please do not hesitate to call Josh Bonnie at 212-455-3986 or Vince Pagano at 212-455-3125 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	MasterCard Incorporated
Noah J. Hanft, Esq.
Bart Goldstein, Esq.